                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



(Mark One)
         ( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                  For the fiscal year ended December 31, 1998

                                       OR

         (   )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                  For the transition period from _____________ to _____________

Commission File Number:  33-76290


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              DOMINION HOMES, INC.
                            RETIREMENT PLAN AND TRUST

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              DOMINION HOMES, INC.
                                5501 FRANTZ ROAD
                                    P.O. 7166
                             DUBLIN, OHIO 43017-0766




                                                        Exhibit Index on Page 18

                              REQUIRED INFORMATION


         The following financial statements and schedules for Dominion Homes, Inc. Retirement Plan and Trust, which are prepared in accordance with the Employee Retirement Income Security Act of 1974 are being filed herewith:

Description                                                                             Page No.
-----------                                                                             --------
Audited Financial Statements:
-----------------------------

Report of Independent Accountants                                                       Page 5

Statements of Net Assets Available for Benefits at                                      Page 6
December 31, 1998 and December 31, 1997

Statements of Changes in Net Assets Available for                                       Page 7
Benefits for the Years Ended December 31, 1998
and December 31, 1997

Notes to Financial Statements                                                           Page 8


Supplemental Schedules:
-----------------------

Item 27a - Schedule of Assets Held for Investment                                       Page 15
purposes as of December 31, 1998

Item 27d - Schedule of Reportable Transactions                                          Page 16
for the Year Ended December 31, 1998


Note: Supplement schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to Dominion Homes, Inc. Retirement Plan and Trust.

                 The following exhibit is being filed herewith:

Exhibit No.                Description                                                  Page No.
-----------                -----------                                                  --------
     1                     Consent of Independent Public Accountants                    Page 18

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.


                                                 DOMINION HOMES, INC.
                                                 RETIREMENT PLAN AND TRUST


Date:    June 29, 1999                              By: */s/ Terry E. George
                                                        ------------------------
                                                     Terry E. George, Co-Trustee

DOMINION HOMES, INC. RETIREMENT PLAN
AND TRUST
REPORT ON AUDITS OF
FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 1998 AND 1997

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Dominion Homes, Inc. Retirement Plan and Trust


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Dominion Homes, Inc. Retirement Plan and Trust (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expresses above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/  PricewaterhouseCoopers LLP

Columbus, Ohio
June 4, 1999

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                    1998         1997

Assets:
  Investments, at fair value:
    Money market funds                           $  199,403   $  109,049
    Common stock - Dominion Homes, Inc.           1,960,067    2,040,564
    Common/collective trusts                      3,789,127    3,150,985
    Mutual funds                                  1,523,215      853,168
                                                 ----------   ----------
                                                  7,471,812    6,153,766

  Cash, bearing interest at money market rates       10,084       20,996
  Employer contributions receivable                  17,598       32,204
  Employee contributions receivable                    --         21,625
  Receivable from custodian                          21,379         --
  Accrued interest and dividends receivable          39,816          465
                                                 ----------   ----------

     Total assets                                 7,560,689    6,229,056
                                                 ----------   ----------

Liabilities:
  Accrued expense                                    33,829         --
                                                 ----------   ----------

     Total liabilities                               33,829         --
                                                 ----------   ----------

     Net assets available for benefits           $7,526,860   $6,229,056
                                                 ==========   ==========



   The accompanying notes are an integral part of these financial statements.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                           1998           1997

Additions:
  Employee contributions                               $   767,060    $   549,992
  Employer contributions                                   438,940        371,986
  Interest and dividend income                              58,134         47,579
  Net appreciation in the fair value of investments        443,018      1,906,138

Deductions:
  Participant benefits                                    (362,019)      (446,797)
  Administrative expenses                                  (47,329)       (44,618)
                                                       -----------    -----------

   Net additions                                         1,297,804      2,384,280

Net assets available for benefits, beginning of year     6,229,056      3,844,776
                                                       -----------    -----------

Net assets available for benefits, end of year         $ 7,526,860    $ 6,229,056
                                                       ===========    ===========

   The accompanying notes are an integral part of these financial statements.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         Dominion Homes, Inc. (the Employer) established Dominion Homes, Inc. Retirement Plan and Trust (formerly Borror Corporation Retirement Plan and Trust) (the Plan) effective July 1, 1985. The Plan is a defined contribution plan designed to comply with Sections 401(a) and (k) of the Internal Revenue Code.

         Employees are eligible to participate in the Plan upon the latest of:
         a) the attainment of age 21; b) the completion of six months of service; and c) classification as a regular full-time employee, exclusive of employees for whom retirement benefits have been the subject of good faith collective bargaining.

         Participants may invest in ten investment fund options. These options include the Dominion Homes Stock Fund, the Balanced Fund, the Growth Fund, the Income Fund, the Fidelity Growth Fund, the Huntington Monitor Money Market Fund, the Huntington Monitor Treasury Market Fund, the Managers Special Equity Fund, the Vanguard Index 500 Fund and the T. Rowe Price International Stock Fund. The Balanced Fund, Growth Fund and Income Fund are Huntington Asset Allocation Funds with investments in equity and fixed income investments.

         A participant in the Plan may enter into a salary reduction agreement with the Employer, authorizing the Employer to withhold a percentage of such participant's compensation and to contribute such amount to the Plan on their behalf. If a participant has not authorized the Employer to withhold at the maximum rate and desires to increase the total amount withheld for a plan year, such participant may authorize the Employer to withhold a supplemental amount up to 100% of their compensation for one or more pay periods. In no event may the sum of the amounts withheld under the Salary Reduction Agreement plus the supplemental withholding in any calendar year exceed $9,500. In accordance with Section 401(k) of the Internal Revenue Code, all amounts withheld from a participant's compensation in accordance with this section and contributed to their Salary Reduction Account are not to be included in the gross income of the participant for federal income tax purposes and are deemed, for tax purposes, to be an employee contribution to the Plan.

         The Employer is required to make matching contributions to the Plan from its current or accumulated profits, if any, equal to 25% of the salary reduction contributions made by participants who are employed on the last day of the plan year provided, however, that such matching contributions shall not exceed 1.5% of such participant's compensation for the plan year, subject to the limitations as published from time to time by the Internal Revenue Service. In no event may the sum of the amounts credited to a participant's Salary Reduction Account, Retirement Account and Matching Contribution Account in any plan year exceed the lesser of 25% of the participant's compensation for the plan year or $30,000.

         The Employer is required to make annual retirement contributions to the Plan from its current or accumulated profits, if any, equal to 2% of the compensation paid to participants. Eligible participants for this purpose include those making contributions to the Plan during the period, employed on the last day of the plan year and have at least 1,000 hours of service during a calendar year. The Employer may make additional discretionary annual retirement contributions to the Plan from its current or accumulated profits, if any. The Plan provides for matching and

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

         profit sharing allocations without regard to employment on the last day of the plan year or the completion of 1,000 hours of service during the plan year.

         Each participant's account is credited with the participant's contribution, the Employer's matching and retirement contributions, and the participant's share of Plan earnings, and charged with an allocation of administrative expenses. The allocation of contributions to one or more of the investment funds is designated by each participant.

         A participant's interest in their Salary Reduction Account, Rollover Account, Retirement Account and Matching Contribution Account shall be fully vested and nonforfeitable at all times.

         Benefits under the Plan are generally payable upon the earliest occurrence of a participant's death, disability or retirement at or after attainment of normal retirement age. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account, or in equal monthly, quarterly, semiannual or annual installments over a period not to exceed ten years. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Notwithstanding the foregoing, a participant's Salary Reduction Account may also be distributed in the event of certain financial hardships or the attainment of age 55.

         The Employer reserves the right at any time to amend or terminate this Plan or to suspend contributions thereto, provided that no such amendment, termination or suspension shall have the effect of giving the Employer any right or interest, or of revoking or diminishing the rights and interests of any participant in the funds then held by the Trustee.

         Effective January 1, 1999, the Company engaged Key Bank Trust Company of Ohio to be the Plan's trustee and investment advisor. As a result, funds available to plan participants changed January 1, 1999.

2.       ACCOUNTING POLICIES

         The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to generally accepted accounting principles.

         Investment valuation and income recognition. The Plan's investments are stated at fair value that is measured from quoted market prices as of the last business day of the plan year.

         Security transactions are reflected on a trade-date basis, which is not materially different from a settlement-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

         In the statements of changes in net assets available for plan benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation (depreciation) on those investments.

         Administrative expenses. Administrative expenses are paid by the trustee from the net assets of the Plan. Approximately $47,000 and $45,000 in administrative expenses were incurred for the years ended December 31, 1998 and 1997, respectively.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

         Use of estimates. The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in the net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         Risks and uncertainties. The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

3.       INVESTMENTS

         Investments at December 31, 1998 and 1997 are as follows:

                                                                             1998
                                                                  --------------------------
                              INVESTMENTS                              COST      FAIR VALUE
                ----------------------------------------          ------------   -----------
                Huntington Asset Allocation Fund--Balanced (a)    $  1,002,917   $ 1,462,724
                Huntington Asset Allocation Fund--Growth (a)         1,148,055     1,695,428
                Huntington Asset Allocation Fund--Income (a)           485,016       630,975
                Fidelity Growth Fund (a)                               695,319       847,781
                Dominion Homes Stock Fund (a)                          928,610     1,960,067
                Huntington Monitor Money Market Fund                   197,583       197,583
                Huntington Monitor Treasury Market Fund                  1,820         1,820
                Managers Special Equity Fund                           217,525       241,527
                Vanguard Index 500 Fund                                301,900       368,427
                T. Rowe Price International Stock Fund                  61,477        65,480
                                                                  ------------   -----------

                                                                  $  5,040,222   $ 7,471,812
                                                                  ============   ===========

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                             1997
                                                                  ---------------------------
                                INVESTMENTS                             COST      FAIR VALUE
                ----------------------------------------          ------------   ------------

                Huntington Asset Allocation Fund--Balanced (a)    $    858,755   $  1,190,779
                Huntington Asset Allocation Fund--Growth (a)         1,032,335      1,448,586
                Huntington Asset Allocation Fund--Income (a)           417,003        511,620
                Fidelity Growth Fund (a)                               439,594        487,785
                Dominion Homes Stock Fund (a)                          821,518      2,040,564
                Huntington Monitor Money Market Fund                   100,043        100,043
                Huntington Monitor Treasury Market Fund                  9,006          9,006
                Managers Special Equity Fund                           153,204        168,953
                Vanguard Index 500 Fund                                148,532        161,391
                T. Rowe Price International Stock Fund                  37,120         35,039
                                                                  ------------   ------------

                                                                  $  4,017,110   $  6,153,766
                                                                  ============   ============

                    (a) Investment represents 5% or more of net assets available for benefits at December 31, 1998 and 1997, respectively.

4.       PARTICIPANT-DIRECTED INVESTMENTS

         In accordance with the salary reduction provisions of the Plan, each participant designates the percentage of Employer and participant contributions invested in the following funds:

               -      Balanced Fund
               -      Growth Fund
               -      Income Fund
               -      Dominion Homes Stock Fund
               -      Fidelity Growth Fund
               -      Huntington Monitor Money Market Fund
               -      Huntington Monitor Treasury Market Fund
               -      Managers Special Equity Fund
               -      Vanguard Index 500 Fund
               -      T. Rowe Price International Fund

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

The allocation of net assets at December 31, 1998, and changes in net assets since January 1, 1998, for each fund is as follows:


                                                                                                 Dominion
                                                                                                Homes, Inc.        Fidelity
                                      Balanced            Growth              Income              Stock            Growth
                                       Fund                Fund                Fund               Fund              Fund
                                    -----------       -------------       -------------        ------------      -----------
Net assets available for

  benefits, beginning of year       $ 1,190,779       $   1,448,586       $     511,620        $  2,040,564      $   487,785

Employer contributions                   79,082             115,859              32,614              35,484           75,008

Employee contributions                  112,908             194,049              50,482             104,066          140,052

Interest and dividend income                 -                   -                   -                  -              2,402

Net appreciation

  (depreciation) in the fair

  value of investments                  149,750             207,712              52,258            (173,293)         119,507

Participant termination

  benefits                              (34,715)           (158,510)            (10,422)            (30,802)         (40,297)

Administrative expenses                  (2,637)             (3,059)             (1,139)             (3,537)          (1,530)

Transfers                               (32,443)           (109,209)             (4,438)            (12,415)          64,854
                                    -----------       -------------       -------------        ------------      -----------

Change in net assets                    271,945             246,842             119,355             (80,497)         359,996
                                    -----------       -------------       -------------        ------------      -----------

    Net assets available for
      benefits, end of year         $ 1,462,724       $   1,695,428       $     630,975        $  1,960,067       $  847,781
                                    ===========       =============       =============        ============       ==========

                                      Huntington         Huntington
                                       Monitor            Monitor            Managers                              T. Rowe
                                       Treasury            Money              Special           Vanguard            Price
                                        Market            Market              Equity            Index 500        International
                                        Fund               Fund               Fund               Fund               Fund
                                    -----------       -------------       ------------       ------------       ------------
Net assets available for

  benefits, beginning of year       $     9,006       $     100,043       $    168,953       $    161,391       $     35,039

Employer contributions                      118              45,986             28,508             34,928              5,959

Employee contributions                      535              41,916             60,938             73,816              9,923

Interest and dividend income              2,077               7,273                262              4,635              2,134

Net appreciation

  (depreciation) in the fair

  value of investments                        -                  -              11,866             68,341              6,494

Participant termination

  benefits                                (2,435)           (14,358)           (25,765)           (44,331)              (384)

Administrative expenses                       (3)              (375)              (436)              (666)              (118)

Transfers                                 (7,478)            17,098             (2,799)            70,313              6,433
                                    -----------       -------------       ------------       ------------       ------------

Change in net assets                      (7,186)            97,540             72,574            207,036             30,441
                                    -----------       -------------       ------------       ------------       ------------

    Net assets available for
      benefits, end of year         $      1,820       $    197,583       $    241,527       $    368,427       $     65,480
                                    ============       ============       ============       ============       ============

                                      Other               Total
                                    ----------       ------------
Net assets available for

  benefits, beginning of year       $   75,290       $  6,229,056

Employer contributions                 (14,606)           438,940

Employee contributions                 (21,625)           767,060

Interest and dividend income            39,351             58,134

Net appreciation

  (depreciation) in the fair

  value of investments                     383            443,018

Participant termination

  benefits                                  -            (362,019)

Administrative expenses                (33,829)           (47,329)

Transfers                               10,084                 -
                                    ----------       ------------

Change in net assets                   (20,242)         1,297,804
                                    ----------       ------------

    Net assets available for
      benefits, end of year         $   55,048       $  7,526,860
                                    ==========       ============

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

The allocation of net assets at December 31, 1997, and changes in net assets since January 1, 1997, for each fund is as follows:


                                                                                               Dominion
                                                                                              Homes, Inc.       Fidelity
                                      Balanced           Growth             Income              Stock           Growth
                                       Fund               Fund               Fund               Fund             Fund
                                    -----------       ------------       ------------        -----------       ----------
Net assets available for

  benefits, beginning of year       $ 1,088,238       $  1,236,007       $    415,046        $   698,774       $  190,413

Employer contributions                   62,333             99,271             27,549             67,560           46,245

Employee contributions                  111,285            184,649             41,390             47,609           75,759

Interest and dividend income                 -                  -                  -                  -            30,344

Net appreciation

  (depreciation) in the fair

  value of investments                  188,069            309,864             46,082          1,278,045           50,063

Participant termination

  benefits                              (81,732)          (167,922)           (22,357)           (42,857)          (2,044)

Administrative expenses                  (9,807)           (14,575)            (9,837)            (5,347)          (2,066)

Transfers                              (167,607)          (198,708)            13,747             (3,220)          99,071
                                    -----------       ------------       ------------        -----------       ----------

Change in net assets                    102,541            212,579             96,574          1,341,790          297,372
                                    -----------       ------------       ------------        -----------       ----------

    Net assets available for
      benefits, end of year         $ 1,190,779       $  1,448,586       $    511,620        $ 2,040,564       $  487,785
                                    ===========       ============       ============        ===========       ==========

                                       Huntington          Huntington
                                        Monitor             Monitor         Managers                         T. Rowe
                                        Treasury             Money           Special         Vanguard         Price
                                         Market             Market           Equity         Index 500      International
                                         Fund                Fund            Fund              Fund            Fund
                                    -------------       -----------       ----------        ---------       -----------
Net assets available for

  benefits, beginning of year       $      53,073       $   155,762       $    5,010        $   1,773       $       680

Employer contributions                         -              7,895           14,483           11,285             3,161

Employee contributions                         -             13,621           27,660           21,729             4,665

Interest and dividend income                6,316               325            5,597            2,749             1,783

Net appreciation

  (depreciation) in the fair

  value of investments                         -                 -            16,477           19,603            (2,065)

Participant termination

  benefits                                     -           (128,724)           (672)             (489)               -

Administrative expenses                      (862)               -             (974)             (900)             (250)

Transfers                                 (49,521)           51,164         101,372           105,641            27,065
                                    -------------       -----------       ----------        ---------       -----------

Change in net assets                      (44,067)          (55,719)        163,943           159,618            34,359
                                    -------------       -----------       ----------        ---------       -----------

    Net assets available for
      benefits, end of year         $       9,006        $  100,043       $ 168,953         $ 161,391       $    35,039
                                    =============        ==========       =========         =========       ===========

                                      Other                Total
                                    --------           ------------
Net assets available for

  benefits, beginning of year       $     -            $  3,844,776

Employer contributions                32,204                371,986

Employee contributions                21,625                549,992

Interest and dividend income             465                 47,579

Net appreciation

  (depreciation) in the fair

  value of investments                    -               1,906,138

Participant termination

  benefits                                -                (446,797)

Administrative expenses                   -                 (44,618)

Transfers                             20,996                     -
                                    --------           ------------

Change in net assets                  75,290              2,384,280
                                    --------           ------------

    Net assets available for
      benefits, end of year         $ 75,290           $  6,229,056
                                    ========           ============

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST
ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
--------------------------------------------------------------------------------
AS OF DECEMBER 31, 1998

5.    TAX STATUS

      The Plan meets the requirements of Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code, as amended by the Employee Retirement Income Security Act of 1974 (ERISA). The Plan qualifies as and has been granted favorable determination of tax-exempt status under Section 501(a).

      The Plan obtained its latest determination letter on May 6, 1996, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    TRANSACTIONS WITH PARTIES-IN-INTEREST

      The Plan held, at fair value, $1,960,067 and $2,040,564 of Dominion Homes, Inc. common shares (Employer securities) at December 31, 1998 and 1997, respectively. The Plan purchased 12,298 and 24,719 shares of Dominion Homes, Inc. common shares at a cost of $148,189 and $142,897 in 1998 and 1997, respectively. The Plan sold 4,137 and 11,367 Dominion Homes, Inc. common shares for $41,903 and $66,725 with a realized gain of $20,517 and a realized loss of $8,618 in 1998 and 1997, respectively.

      Certain Plan investments are units of common/collective trusts and money market funds managed by The Huntington National Bank, an affiliate of The Huntington Trust Company. The Huntington Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $28,328 and $26,360 for the plan years ended December 31, 1998 and 1997, respectively.

7.    RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                                DECEMBER 31,
                                                                      -------------------------------
                                                                            1998            1997
                                                                      --------------   --------------

              Net assets available for benefits per the
                financial statements                                  $    7,526,360   $    6,229,056
              Receivables not included in the Form 5500                          -            (65,275)
                                                                      --------------   --------------
              Net assets available for benefits per the Form 5500     $    7,526,360   $    6,163,781

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST
ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
--------------------------------------------------------------------------------
AS OF DECEMBER 31, 1998

    IDENTITY OF ISSUE, BORROWER,                                                                          CURRENT
     LESSOR, OR SIMILAR PARTY             DESCRIPTION OF INVESTMENT                  COST                  VALUE
--------------------------------     -------------------------------------     ------------------      -------------
 * Huntington Trust Company          Monitor Money Market Fund                 $        197,583        $    207,667

 * Huntington Trust Company          Monitor Treasury Market Fund                         1,820               1,820

 * Dominion Homes, Inc.              178,208 Common Shares                              928,610           1,960,067

 * Huntington Trust Company          Asset Allocation Fund--Balance                   1,002,917           1,462,724

 * Huntington Trust Company          Asset Allocation Fund--Growth                    1,148,055           1,695,428

 * Huntington Trust Company          Asset Allocation Fund--Income                      485,016             630,975

  Fidelity Advisors                  Growth Opportunity Fund (Series II)                695,319             847,781

  Managers Funds                     Special Equity Fund                                217,525             241,527

  Vanguard                           Vanguard Index Trust 500 Portfolio                 301,900             368,427

  T. Rowe Price                      International Stock Funds                           61,477              65,480

 *    Indicates transaction is with a party-in-interest.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST
ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                                         Current
                                                                    Purchase     Selling     Cost of    Value of       Net Gain
 Identity of Party Involved    Description of Asset                  Price        Price       Asset       Asset       or (Loss)
----------------------------  ----------------------------------  ------------  ---------  ---------   -----------   ----------
Dominion Homes, Inc.          Common Shares
                              9 separate transactions             $      5,156  $      -   $   5,156   $     5,156   $      -

Dominion Homes, Inc.          Common Shares
                              5 separate transactions                       -      41,903      21,386       41,903       20,517

Huntington Trust Company      Asset Allocation Fund - Growth
                              27 separate transactions                 307,682         -      307,682      307,682           -

Huntington Trust Company      Asset Allocation Fund - Growth
                              16 separate transactions                      -     323,166     227,511      323,166       95,655

Fidelity Advisors             Growth Opportunity Fund (Series II)
                              33 separate transactions                 308,762         -      308,762      308,762           -

Fidelity Advisors             Growth Opportunity Fund (Series II)           -      95,478      79,727       95,478       15,751
                              19 separate transactions

                             DOMINION HOMES, INC.
                          RETIREMENT PLAN AND TRUST
                         ANNUAL REPORT ON FORM 11-K
                   FOR FISCAL YEAR ENDED DECEMBER 31, 1998

                               INDEX TO EXHIBITS
                               -----------------

Exhibit No.       Description                                   Page No.
-----------       -----------                                   --------

     1            Consent of Independent Public Accountants     Page 18